SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                 or will file annual reports under cover of Form
                               20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

[LOGO]                                   Companhia Paranaense de Energia - COPEL
                                                                    2002 Results


                              FOR IMMEDIATE RELEASE


                          COPEL ANNOUNCES 2002 RESULTS


Curitiba, Brazil, April 7, 2003 - Companhia Paranaense de Energia - COPEL (NYSE:
ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, today announced its operating results for the full year 2002. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

2002 HIGHLIGHTS

>    Net revenues rise 18% to R$ 2.7 billion

>    Operating results decrease 53% to R$ 315.4 million

>    Operating (EBIT) margin of 11.8%

>    YTD net loss of R$ 320 million (R$ -1.17 per lot of 1,000 shares)

> YTD total power consumption throughout direct distribution area and free customers increases 2.8%

>    EBITDA of R$ 597.8 million

"The Company's bottom-line results basically reflect the effects of the exchange rate variation that occurred in 2002, the effects of the "Parcel A" write-off and the increase in power purchased for resale. With the renegotiation of the CIEN and Araucaria contracts, we expect to reverse this loss in 2003."

Ronald Thadeu Ravedutti



Contacts in Brazil                                         Contacts in New York
Ricardo Portugal Alves                                     Richard Huber
011-5541-331-4311                                          212-807-5026
ricardo.portugal@copel.com                                 richard.huber@tfn.com

Solange Maueler                                            Isabel Vieira
011-5541-331-4359                                          212-807-5110
solange@copel.com                                          isabel.vieira@tfn.com

KEY EVENTS


- Net Income/Loss: From January through December 2002, COPEL accumulated R$ 320 million in losses, or R$ -1.17 per lot of one thousand shares, with an operating margin (EBITDA margin) of 22.4 %.


- Market Expansion: From January through December 2002, total power consumption throughout COPEL's direct distribution area and free customers amounted to 18,551 GWh, representing an increase of 2.8% over 2001, due mostly to the significant expansion recorded by the industrial (4.1%), commercial (3.3%), and rural (6.9%) customer segments, whose power consumption bounced back in 2002 following a period of voluntary rationing in 2001.


- Power Sales: COPEL Generation took part in power auctions held by CESP and CPFL, where it secured the sale of 66 MW to unregulated customers and power traders. The Company also participated in the power auction held by the federal government, where it sold 50 MW at a rate of R$ 70.00/MWh.


- Itaipu Rate: Under ANEEL Resolution no. 570, the rate for the transfer of Itaipu power was set at US$ 17.5374/kW effective October 23rd, 2002 (a 13.17% reduction off the previous rate). Under ANEEL Resolution no. 803, the rate for the transfer of Itaipu power was subsequently set at US$ 17.5553/kW, effective January 1st, 2003.


- Latin America Loan of the Year Award: COPEL was granted the Latin America Loan of the Year Award by IFR Magazine, on account of the successful re-negotiation, in May 2002, of its US$ 150 million Eurobond issue.


- Subsequent Developments: COPEL's new Board of Officers, which took office on January 7th, 2003, is currently renegotiating the power purchase agreements with CIEN, the Araucaria Thermal Power Plant, the Itiquira Power Plant, among others. The new administration has also initiated a corporate restructuring

FINANCIAL AND OPERATING PERFORMANCE


Market Expansion

From January through December 2002, total power consumption throughout COPEL's direct distribution area and free customers amounted to 18,551 GWh, representing an increase of 2.8% over the last year. This consumption growth reflects the significant expansion rates recorded by certain segments: industrial (4.1%) - mainly in the segments of metallurgy, lumber, food stuff and transportation -commercial (3.3%), and rural (6.9%) - due to enhanced crop production and new connections in the rural areas.

COPEL's total customers as of December 31, 2002 reached 3,011,387, a 2.5% increase when compared to the previous year.

                    Graphic Omitted -- Consumption by Class:
Residential - 23%, Industrial - 46%, Commercial - 15%, Rural - 7%, Other - 9%



                        CONSUMPTION BY CLASS
                                                                         In GWh

Class                           2002                   2001            % change

Residential                    4,307                  4,312              (0.1)

Industrial                     8,655                  8,317                4.1

Commercial                     2,726                  2,639                3.3

Rural                          1,216                  1,137                6.9

Other                          1,647                  1,633                0.9

Total                         18,551                 18,038                2.8

Revenues

Net revenues reached R$ 2.669 billion in 2002, compared to the R$ 2.262 billion reported in same period of 2001. This 18% increase reflects the 10.96% increase in retail tariffs effective June 24th, 2002, the 2.8% growth in consumption, and the growth in revenues from the use of assets linked to the basic network, from R$ 52 million in 2001 to R$ 148 million in 2002.

EBITDA reached R$ 597.8 million, a 37.7% decrease over R$ 959.1 in 2001.

The operating results reached R$ 315.4 million, a 53.3% decrease over the same period last year.


                     Graphic Omitted -- Revenues by Class:
Residential - 37%, Industrial - 32%, Commercial - 19%, Rural - 4%, Other - 8%


                              GROSS REVENUE
                                                                  (R$ thousands)
              Revenues            2002              2001             % change

Residential                     1,221,145        1,033,854             18.1

Industrial                      1,053,648         849,304              24.1

Commercial                       634,945          519,213              22.3

Rural                            145,872          117,070              24.6

Other classes                    272,902          221,044              23.5

Supply                           193,622          179,844               7.7

Use of Transmission Lines        147,875           52,103             183.8

Telecom                          32,655            33,942             (3.8)

Other                            59,659            71,737             (16.8)

Total                           3,762,323        3,078,111             22.2
* (with ICMS tax)

Operating Expenses

At the end of December 30, 2002, total operating expenses reached R$ 2.353 billion, a 48.2% increase over the same period last year (R$ 1.587 billion). The main reasons for this increase are:

> The R$ 88.4 million registered in pension fund expenses basically reflects, from 2002 on, the accounting of the increased provisions for liabilities, caused by actuarial computation, in accordance with Brazilian rules (CVM Resolution no. 371/200o).

> The 128.2% increase in "electricity purchased for resale" basically reflects the purchase of energy from ITAIPU and CIEN, since the energy is priced in dollars.

> The 251.6% increase in material, reflects the purchase of gas, in the amount of R$ 28.9 million, and the capacity purchase from Araucaria Thermal Plant, in the amount of R$ 76.7 million.

> Other operating expenses increased 76.5% compared to the expenses registered in 2001. This variation occurred due to:

     o    The write-off of R$ 57.3 million regarding MAE accounts;

     o    The write-off of ICMS tax credits in the amount of R$39.6 million;

     o The provision in the amount of R$ 72.4 million for allowance for doubtful accounts, concerning Government agencies' power bills overdue for more than 180 days, pursuant to a directive set forth by the regulatory agency.

     o    The recording of R$ 79.6 million of ICMS credits over fixed assets.

                          Graphic Omitted -- Expenses:
Personal and Pension Fund - 19%, Energy Purchased - 34%, Depreciation - 12%, Regulatory Charges - 7%, Other - 28%

Operating Expenses                            2002          2001        % change

 Personnel                                  362,368        375,659        (3.5)

 Pension plan and other benefits             88,420        34,491         156.4

 Materials and supplies                     160,475        45,642         251.6

 Third-party services                       185,796        137,747        34.9

 Energy purchased for resale                799,287        350,266        128.2

 Transmission of electricity purchased       14,625        13,970          4.7

 Use of transmission system                 148,763        100,894        47.4

 Depreciation and amortization              282,390        284,466        (0.7)

 Regulatory charges                         172,954        165,909         4.2

 Other expenses                             138,029        78,212         76.5

Total                                      2,353,107      1,587,256       48.2






Financial results

The increase in financial expenses, compared to the 2001, reflects basically the devaluation of the Real when compared to the US dollar and the adjustment of IGM-indexed contracts, causing the Company to account for monetary variation (R$
505.1 million).


Extraordinary Item

The management of the Company, conservatively, and in accordance with ANEEL's letter 155/2003, decided to write-off the "Parcel A" figures previously accounted, in the net amount of R$ 205.4 million (R$ 303.0 million less R$ 97.6 million due to tax effects).


Net Result

COPEL's net loss was R$ 320 million for the year of 2002.

Balance Sheet and Capex (Assets)

As of December 31, 2002, COPEL's total assets were R$ 8.547 billion.

The capital expenditures for 2002 amounted to R$ 399.4 million. Of this amount, R$ 45.7 million was invested in power generation, R$ 51.2 million in transmission, R$ 189.8 million in distribution, R$ 16.9 million in telecom and R$ 95.8 million in partnerships.


Balance Sheet (Liabilities)

COPEL's debt amounted to R$ 2.214 billion, with a net debt-to-equity ratio of 46.9%.

COPEL's net equity is R$ 4.726 billion, representing R$ 17.27 per lot of thousand shares, and is 6.3% lower than the amount accounted on December 2001.



                        DEBT PROFILE

                              Short       Long       R$ 1,000
  FOREIGN CURRENCY            Term        Term          Total
--------------------------------------------------------------
 EUROBONDS                    8,756      529,995      538,751

 BID                         38,851      238,853      277,704

 NATIONAL TREASURY            9,073      214,244      223,317

 ELETROBRAS                   5,614          127        5,741

 BANCO DO BRASIL S/A          8,263       44,209       52,472

   TOTAL                     70,557    1,027,428    1,097,985
--------------------------------------------------------------

                              Short        Long
  DOMESTIC CURRENCY           Term         Term        Total
--------------------------------------------------------------
 ELETROBRAS                  44,357      402,819      447,176

 BNDES                        4,976        9,813       14,789

 DEBENTURES                  55,161      573,683      628,844

 FINEP                        3,839            -        3,839

 TURNKEY                      2,055            6        2,061

  PENSION FUND               16,143            -       16,143

 OTHER                        1,051        2,405        3,456

   TOTAL                    127,582      988,726    1,116,308
--------------------------------------------------------------
  TOTAL                     198,139    2,016,154    2,214,293
--------------------------------------------------------------

ADDITIONAL OPERATING INFORMATION

1.       Main Operational and Financial Highlights
                                                       (As of December 31, 2002)

       Generation
         Number of power plants: 18 (17 hydro plants and 1 thermal plant) Total installed capacity: 4,549.6 MW
         Number of substations: 15
         Number of automated substations: 12
         Transforming capacity: 2,244 MVA

       Transmission
         Transmission lines:  6,772 km
         Number of substations: 124
         Number of automated substations: 124
         Transforming capacity: 14,727 MVA

       Distribution
         Distribution lines: 161,037 km
         Number of substations: 226
         Transforming capacity: 1,338 MVA
         Number of consumers: 3,011,387 (free customers included)
         DEC (outage duration by consumer/year): 16:20 hours
         FEC (outage frequency by consumer/year): 15.70 outages

       Telecom
         OPGW optical cables: 2,800 km
         Self-sustained optical cables: 1,200 km
         Served cities: 60
         Number of clients: 260

       Administration
         Number of employees: 5,857
         Consumer/employee ratio in the distribution branch is 750

       Financial
         Book Value: R$ 17.27/ per lot of one thousand shares
         EBITDA: R$ 597.8 million
         Liquidity: 1.30

2.  Tariffs

                                                                        (R$/MWh)
                 TARIFFS                December 2002   December 2001   % change
--------------------------------------------------------------------------------
Retail                                     144.55          128.37         12.6

Supply to small power utilities             55.06           49.25         11.8

Itaipu (purchase) *                        124.25           82.51         50.6

(*) Furnas transmission tariff included

RETAIL TARIFFS (R$/MWh)


           TARIFFS      December 2002         December 2001        % change
--------------------------------------------------------------------------------
Residential                211.64                194.46               8.8

Industrial                  96.17                 85.39              12.6

Commercial                 179.74                158.85              13.2

Rural                      129.55                110.75              17.0

Other                      133.74                113.61              17.7

Total Retail               144.55                128.37              12.6
--------------------------------------------------------------------------------



3. Energy Flow (GWh)


Own Generation                                     19,100

Purchased Energy                                    9,432

   Itaipu                                           4,845

   CIEN                                             3,725

   Other                                              862


--------------------------------------------------------------------------------
COPEL's Total Available Power                      28,532
--------------------------------------------------------------------------------


State Demand                                       17,862

   Retail                                          17,451

   Wholesale                                          411

Initial Supply Contracts                              140

Bilateral Contracts                                   679

Other                                               7,119

Free Customers                                      1,100

Losses                                              1,632

4.       Shareholder Structure (Millions of shares)


                                                         As of December 31, 2002

-------------------------------------------------------------------------------------------------------------------
Milhoes de acoes/Millions of shares
-------------------------------------------------------------------------------------------------------------------
           Acionistas               On        %          PNA           %         PNB         %      Total      %
          Shareholders            Common            Preferred "A"           Preferred "B"
-------------------------------------------------------------------------------------------------------------------
Estado do Parana                    85,028   58.6                 -      -              -      -     85,028   31.1
-------------------------------------------------------------------------------------------------------------------
Eletrobras                           1,531    1.1                 -      -              -      -      1,531    0.6
-------------------------------------------------------------------------------------------------------------------
BNDESPAR                            38,299   26.4                 -      -         27,911   21.8     66,210   24.2
-------------------------------------------------------------------------------------------------------------------
Custodia Bolsa (Free Float)         19,577   13.5               123   30.2        100,170   78.1    119,870   43.8
    No Brasil                       19,214   13.2               123   30.2         53,359   41.6     72,696   26.6
    ADS's                              363    0.3                 -      -         46,811   36.5     47,174   17.2
    Outros (Other)                     596    0.4               284   69.8            136    0.1      1,016    0.4
-------------------------------------------------------------------------------------------------------------------
Total                              145,031  100.0               407  100.0        128,217  100.0    273,655  100.0
-------------------------------------------------------------------------------------------------------------------

[Graphic omitted. Description: Pie Charts: "On/Common: ESTADO DO PARANA, BNDESPAR, ELETROBRAS, CUSTODIA BOLSA (Free Float), OUTROS" and "TOTAL: ESTADO DO PARANA, BNDESPAR, ELETROBRAS, CUSTODIA BOLSA (Free Float), OUTROS"

--------------------------------------------------------------------------------

[LOGO  COPEL Companhia Paranaense de Energia]

FOR IMMEDIATE RELEASE

Contacts in Brazil                                      Contacts in New York
Ronald Ravedutti                                        Richard Huber
011-5541-222-2871                                       Isabel Vieira
Ricardo Portugal Alves                                  212 807 5026
11-5541-331-4311.1.1                                    Global Consulting Group
Companhia Paranaense de Energia -COPEL


                             COPEL ANNOUNCES ANNUAL
                             SHAREHOLDERS' MEETINGS
--------------------------------------------------------------------------------
Curitiba, Brazil, April 15, 2003 - Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, announced that it will hold the Annual Shareholders' Meetings on April 30, 2003, at 2 p.m., at the Company's headquarters (Rua Coronel. Dulcidio, 800, Curitiba, Parana, Brazil).

The purpose of these meetings will be to deliberate on the following issues:

I. To review, discuss and vote on the Executive Board `s annual report and financial statements for fiscal year 2002.

II.      To elect members to the Board of Directors.

III.     To elect members to the Audit Committee

IV.      To fix the Company's management remuneration (for 2003).

V. To define in which Newspapers the Company will publish the official releases in compliance to Federal Law n(0) 6,404/76.


In compliance with the Brazilian Securities and Exchange Commission Registration ruling no. 282, of June 26, 1998, any shareholder possessing at least five percent of the voting capital may request multiple voting rights in the election of Board Directors.

[LOGO  COPEL Companhia Paranaense de Energia]



Contacts in Brazil                                      Contacts in New York
Ricardo Portugal Alves                                  Richard Huber
ricardo.portugal@copel.com                              richard.huber@tfn.com
011-5541-222-2871                                       (212) 807-5026
Solange Maueler                                         Isabel Vieira
solange@copel.com                                       isabel.vieira@copel.com
011-5541-331-4359                                       (212) 807-5110
Companhia Paranaense de Energia -COPEL                  Global Consulting Group


            COPEL ANNOUNCES RESULTS FROM ANNUAL SHAREHOLDERS' MEETING
--------------------------------------------------------------------------------

Curitiba, Brazil, April 30, 2003 - Companhia Paranaense de Energia - COPEL (NYSE: ELP) announced the following results of its Annual Shareholders' Meeting, held on April 30, 2003, at 2 p.m., at the Company's headquarters (Rua Coronel. Dulcidio, 800, Curitiba, Parana, Brazil).

Before approaching the meeting agenda, the Board of Officers Chairman expressed the Company's new management's intention of making Copel increasingly more transparent, thus further protecting its shareholders' interests.

The meeting having proceeded, Copel's shareholders:

1. Approved the 2002 annual report, balance sheets, and financial statements submitted by the Company's officers.

2. Elected as members of the Board of Directors, for the 2003-2005 term of office: (i) Messrs. Ary Veloso Queiroz (Chairman), Paulo Cruz Pimentel, Acir Pepes Mezzadri, Luiz Antonio Rossafa, Lindsley da Silva Rasca Rodrigues, and Roberto Antonio Von der Osten, appointed by the controlling shareholder; (ii) Mr. Americo Antonio Gaion, appointed by the employees, as set forth by Law no. 8,096/85 and Act no. 6,343/85; and (iii) Messrs. Darc Antonio da Luz Costa and Mauricio Borges Lemos, appointed by BNDES Participacoes S.A. - BNDESPAR.

3. Elected as members of the Fiscal Committee, for the 2003/2004 term of office: Messrs. Paulo Roberto Trompczynski, Maurilio Leopoldo Schmidt, Elzio Batista Machado, Ernesto Rubens Gelbcke, and Ariovaldo dos Santos, and as alternates (deputy members), respectively, Messrs. Nelson Pessuti, Moacir Jose Soares, Antonio Rycheta Arten, Marcos de Bem Guazelli, and Nilson Zattoni.

4. Approved the amount of R$ 3.7 million as total yearly compensation to be paid by the Company to all directors, executive officers, and members of the Fiscal Committee.

5. Approved that the official publications of the Company, in accordance with Law 6,404/76 (Corporate Law), article 289, paragraph 3, are to be made on the newspapers O Estado do Parana and Folha de Sao Paulo, as well as on the Official Newspaper of the State of Parana.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date: May 1, 2003

                                           By /s/ Ricardo Portugal Alves
                                              ----------------------------------
                                              Name:  Ricardo Portugal Alves
                                              Title: Principal Financial Officer